FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For July 26, 2004

Commission File Number: 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.
75 Route de Longwy
Box 23, L-8080 Bertrange
          Grand-Duchy of Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1.	Press release dated July 26, 2004

The information contained in this report is incorporated by reference into Registration Statement No. 333-111779 and No. 333-112948.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

Date: July 26, 2004	By: /s/ Bruno Nieuwland

Name: Bruno Nieuwland
Title: Chief Financial Controller

By: /s/ Marc Beuls

Name: Marc Beuls
Title: President and Chief Executive Officer

Item 1

2004 SECOND QUARTER RESULTS CONFERENCE CALL

T U E S D A Y ,  3  A U G U S T  2 0 0 4
10 AM (ET) / 3 PM (UK) / 4 PM (CET)

Host: Marc Beuls – President and Chief Executive Officer

Millicom International Cellular S.A. will announce its financial results for the second quarter 2004 on Tuesday, 3 August 2004.

The company will host a conference call for the global financial community at 10 AM (ET) / 3 PM (UK) / 4 PM (CET).

The conference call will be webcast in listen-only mode on Millicom’s website at www.millicom.com.

To participate in the conference call, please register at:

http://www.sharedvalue.net/Millicom/Q204/default.asp

The dial-in number to join the conference call will be available upon registration.

You may also register by filling out the information below and returning it by fax to Shared Value at +44 (0)20 7321 5020 or contact Shared Value at +44 (0)20 7321 5010 for further details.

NAME:

COMPANY:

FUNCTION:

SECTOR / COVERAGE:

PHONE:

FAX / E-MAIL:

☐	Yes, I will participate in the conference call.
☐	No, I will be unable to participate. Please keep my name on the Millicom mailing list.
☐	Please remove my name from the Millicom mailing list.
☐	Please add my colleague’s email and name____________________________ to the Millicom mailing list.

Millicom International Cellular S.A. is a global telecommunications investor with 17 cellular operations in Asia, Latin America and Africa. The Group’s operations have a combined population under license of approximately 387 million people.